Exhibit 99

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Federal Mogul Powertrain Otomotiv A.S. and
FM Motorparts Otomotiv A.S.,

We have audited the accompanying combined consolidated balance sheet of Federal Mogul Powertrain Otomotiv A.S. and FM Motorparts Otomotiv A.S. (incorporated in Turkey) and subsidiaries (the “Company”) as of December 31, 2015, and the related combined consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows for the year ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined consolidated financial statements referred to above present fairly, in all material respects, the combined consolidated financial position of Federal Mogul Powertrain Otomotiv A.S. and FM Motorparts Otomotiv A.S. (and subsidiaries) as of December 31, 2015 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ ENGIN BAGIMSIZ DENETIM VE SERBEST
MUHASEBECILIK MALI MUSAVIRLIK A.S.
Istanbul, Turkey
March 29, 2016

FEDERAL-MOGUL POWERTRAIN OTOMOTIV A.S.
AND
FM MOTORPARTS OTOMOTIV A.S.

Combined Consolidated Statements of Operations

	Year Ended December 31
	2015	2014 (Unaudited)	2013 (Unaudited)
	(in millions TRY Lira)
Net sales	750	645	522
Cost of products sold	(525)	(449)	(367)

Gross profit	225	196	155

Selling, general and administrative expenses	(79)	(50)	(37)
Other income (expense), net (Note 2)	2	(6)	49

Income from continuing operations before income taxes	148	140	167
Income tax expense (Note 7)	(10)	(14)	(7)
Net income	138	126	160
Less net income attributable to noncontrolling interests	(2)	(1)	(1)
Net income attributable to Combined Consolidated Entities	136	125	159

See accompanying notes to combined consolidated financial statements.

FEDERAL-MOGUL POWERTRAIN OTOMOTIV A.S.
AND
FM MOTORPARTS OTOMOTIV A.S.

Combined Consolidated Statements of Comprehensive Income (Loss)

	Year Ended December 31
	2015	2014 (Unaudited)	2013 (Unaudited)
	(in millions TRY Lira)
Net income	138	126	160
Other comprehensive income (loss)
Foreign currency translation adjustments and other	44	(9)	23
Postemployment benefits:
Net unrealized postemployment benefits costs arising during year	(5)	(3)	2
Postemployment benefits, net of tax	(5)	(3)	2
Other comprehensive income (loss,) net of tax	39	(12)	25
Comprehensive income	177	114	185
Less comprehensive income attributable to noncontrolling interests	(2)	(1)	(1)
Comprehensive income attributable to Combined Consolidated Entities	175	113	184

See accompanying notes to combined consolidated financial statements.

FEDERAL-MOGUL POWERTRAIN OTOMOTIV A.S.
AND
FM MOTORPARTS OTOMOTIV A.S.

Combined Consolidated Balance Sheets

	December 31
	2015	2014 (Unaudited)
	(in millions TRY Lira)
ASSETS
Current assets:
Cash and equivalents	69	27
Accounts receivable, net	150	121
Inventories, net (Note 3)	51	38
Prepaid expenses and other current assets (Note 9)	19	18
Total current assets	289	204

Property, plant and equipment, net (Note 4)	387	271
Definite-lived intangible assets, net (Note 5)	2	2
Other noncurrent assets	12	16
TOTAL ASSETS	690	493

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	47	30
Accrued liabilities	4	—
Other current liabilities (Note 10)	16	18
Total current liabilities	67	48
Other postemployment benefits liability (Note 6)	20	13
Deferred income taxes (Note 7)	6	16
Other noncurrent liabilities	5	—
Shareholders’ equity:
Common stock (Note 12)	95	95
Retained earnings	375	239
Accumulated other comprehensive income	116	77
Total combined entities shareholders’ equity	586	411
Noncontrolling interests	6	5
Total shareholders’ equity	592	416
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	690	493

See accompanying notes to combined consolidated financial statements.

FEDERAL-MOGUL POWERTRAIN OTOMOTIV A.S.
AND
FM MOTORPARTS OTOMOTIV A.S.

Combined Consolidated Statements of Cash Flows

	Year Ended December 31,
	2015	2014 (Unaudited)	2013 (Unaudited)
	(in millions TRY Lira)
Cash Provided From (Used By) Operating Activities
Net income	138	126	160
Adjustments to reconcile net income to net cash provided from (used by) operating activities:
Depreciation and amortization	47	46	33
Change in postemployment benefits	3	3	2
Deferred income tax (benefit) expense	(10)	2	(2)
Payments made for postemployment benefits	(2)	(2)	(1)
Changes in operating assets and liabilities:
Accounts receivable, net	(29)	(4)	(22)
Inventories, net	(13)	8	—
Accounts payable	17	(6)	9
Other assets and liabilities	10	(27)	(14)
Net cash provided from (used by) operating activities	161	146	165
Cash Provided From (Used By) Investing Activities
Expenditures for property, plant and equipment	(117)	(79)	(53)
Proceeds from sales of property, plant and equipment and intangible assets	2	—	—
Net cash provided from (used by) investing activities	(115)	(79)	(53)
Cash Provided From (Used By) Financing Activities
Dividends paid	(1)	(85)	(107)
Decrease in other long-term debt	—	(1)	—
Net cash provided from (used by) financing activities	(1)	(86)	(107)

Effect of foreign currency exchange rate fluctuations on cash	(3)	4	(16)
Increase (decrease) in cash and equivalents	42	(15)	(11)

Cash and equivalents at beginning of year	27	42	53
Increase (decrease) in cash and equivalents	42	(15)	(11)
Cash and equivalents at end of year	69	27	42

Supplementary Disclosures:
Cash paid for income taxes	(19)	(14)	(2)

See accompanying notes to combined consolidated financial statements.

FEDERAL-MOGUL POWERTRAIN OTOMOTIV A.S.
AND
FM MOTORPARTS OTOMOTIV A.S.

Combined Consolidated Statements of Shareholders’ Equity

				Accumulated Other Comprehensive Income
	Common Stock	Additional Paid-in Capital	Retained Earnings		Treasury Stock at Cost		Noncontrolling Interests
						Total
	(in millions TRY Lira)
Balance at January 1, 2013 (Unaudited)	95	—	146	64	—	305	4
Net income	—	—	160	—	—	160	1
Dividends paid	—	—	(106)	—	—	(106)	(1)
Less net income attributable to noncontrolling interests	—	—	(1)	—	—	(1)	—
Other comprehensive income, net of tax	—	—	—	25	—	25	—
Balance at December 31, 2013 (Unaudited)	95	—	199	89	—	383	4
Net income	—	—	126	—	—	126	1
Dividends paid	—	—	(85)	—	—	(85)	—
Less net income attributable to noncontrolling interests	—	—	(1)	—	—	(1)	—
Other comprehensive loss, net of tax	—	—	—	(12)	—	(12)	—
Balance at December 31, 2014 (Unaudited)	95	—	239	77	—	411	5
Net income	—	—	138	—	—	138	2
Dividends paid	—	—	—	—	—	—	(1)
Less net income attributable to noncontrolling interests	—	—	(2)	—	—	(2)	—
Other comprehensive income, net of tax	—	—	—	39	—	39	—
Balance at December 31, 2015	95	—	375	116	—	586	6

See accompanying notes to combined consolidated financial statements.

FEDERAL MOGUL POWERTRAIN OTOMOTIV A.S. AND FM MOTORPARTS OTOMOTIV A.S.
NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

1.     BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Controlling Ownership: Effective January 1, 2015, Federal-Mogul Piston Segman ve Gömlek Üretim Tesisleri A.S. was dissolved to form two separate legal entities, Federal Mogul Powertrain Otomotiv A.S. and FM Motorparts Otomotiv A.S., incorporated in Turkey and having operations located in Turkey. Prior to January 1, 2015, Federal-Mogul Piston Segman ve Gömlek Üretim Tesisleri A.S. had an 85% ownership interest in Federal Mogul Ízmit Piston ve Pim Üretim Tesisleri A.S. (FM Ízmit) which was transferred to Federal Mogul Powertrain Otomotiv A.S. Federal-Mogul Piston Segman ve Gömlek Üretim Tesisleri A.S. was incorporated in Turkey and had its operations located in Turkey.
Financial Statement Presentation: The financial statements of Federal Mogul Powertrain Otomotiv A.S. (“FM Powertrain”) and FM Motorparts Otomotiv A.S. (“FM Motorparts”) (together referred as “the Combined Entities” or “the Group”) have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Principles of Consolidation and Combination: After January 1, 2015, the accompanying combined consolidated financial statements include the accounts of the Group, all wholly-owned subsidiaries, and any partially-owned subsidiary the Group has the ability to control. Prior to January 1, 2015, the consolidated financial statements include the accounts of Federal-Mogul Piston Segman ve Gömlek Üretim Tesisleri A.S. and any partially-owned subsidiary it had the ability to control. Control generally equates to ownership percentage, whereby investments that are more than 50% owned are consolidated.

The subsidiaries included in the consolidation of FM Powertrain and its ownership percentages at December 31, 2015, and Federal-Mogul Piston Segman ve Gömlek Üretim Tesisleri A.S. and its ownership percentages at December 31, 2014 are as follows:

	Ownership
Company Name	December 31, 2015	December 31, 2014

FM Ízmit	85%	85%
FM Dis Ticaret	100%	N/A

The accompanying combined consolidated financial statements and consolidated financial statements have been prepared by Group management by combining the stand-alone financial statements of FM Motorparts and the consolidated financial statements of FM Powertrain, the Combined Entities, in order to present the combined consolidated balance sheets and statements of operations, comprehensive income, cash flows, and shareholders’ equity, as a whole, after January 1, 2015.
Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the combined consolidated financial statements after January 1, 2015 and the consolidated financial statements prior to January 1, 2015.
Use of Estimates: The preparation of the combined consolidated financial statements in conformity with the relevant standards of U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based upon amounts that differ from these estimates.
Cash and Equivalents: The Group considers all highly liquid investments with maturities of 90 days or less from the date of purchase to be cash equivalents.

Trade Accounts Receivable and Allowance for Doubtful Accounts: Trade accounts receivable is stated at net realizable value, which approximates fair value. The Group does not generally require collateral for its trade accounts receivable. Accounts receivable is reduced by an allowance for amounts that may become uncollectible in the future. This estimated allowance is based primarily on management’s evaluation of specific balances as the balances become past due, the financial condition of its customers and the Group’s historical experience of write-offs. The Group’s general policy for uncollectible accounts, if not reserved through specific examination procedures, is to reserve based upon the aging categories of accounts receivable and whether amounts are due from an original equipment manufacturer or servicer (“OE”) or aftermarket customer. Past due status is based upon the invoice date of the original amounts outstanding. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group’s allowance for doubtful accounts was TRY 0 million and TRY 0 million as of December 31, 2015 and 2014.

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS - Continued

Inventories: The Group values inventory at the lower of cost or market, with cost determined on a weighted average basis. Cost of inventory includes direct materials, labor and applicable manufacturing overhead costs. The value of inventories are reduced for excess and obsolete inventories based on management’s review of on-hand inventories compared to historical and estimated future sales and usage. This Group’s excess and obsolete provision was TRY 0 million and TRY 0 million as of December 31, 2015 and 2014.

Long-Lived Assets: Definite-lived intangible assets have been stated at cost. Long-lived assets are periodically reviewed for impairment indicators. If impairment indicators exist, the Group performs the required analysis and records an impairment charge, if required, in accordance with the subsequent measurement provisions of FASB ASC Topic 360, Property, Plant and Equipment (“FASB ASC 360”). If the carrying value of a long-lived asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value. Depreciation and amortization is computed principally by the straight-line method for financial reporting purposes.

Other Postemployment Obligations: Other postemployment benefit costs are dependent upon assumptions used in calculating such costs. These assumptions include discount rates and rates of compensation increases. In accordance with U.S. GAAP, actual results that differ from the assumptions used are accumulated and amortized over future periods and, accordingly, generally affect recognized expense and the recorded obligation in future periods
Revenue Recognition: The Group records sales when products are shipped and the risks and rewards of ownership have transferred to the customer, the sales price is fixed and determinable, and the collectability of revenue is reasonably assured. Accruals for sales returns and other allowances are provided at point of sale based upon past experience. Adjustments to such returns and allowances are made as new information becomes available.
Rebates: The Group accrues for rebates pursuant to specific arrangements with certain of its customers, primarily in the aftermarket. Rebates generally provide for price reductions based upon the achievement of specified purchase volumes and are recorded as a reduction of sales as earned by such customers.
Sales and Sales Related Taxes: The Group collects and remits taxes assessed by various governmental authorities that are both imposed on and concurrent with revenue-producing transactions with its customers. These taxes may include, but are not limited to, sales, use, value-added, and some excise taxes. The collection of these taxes is reported on a net basis (excluded from revenues).
Shipping and Handling Costs: The Group recognizes shipping and handling costs as incurred as a component of cost of products sold in the combined statements of operations.
Foreign Currency Translation: The accompanying combined consolidated financial statements are presented in Turkish Lira (“TRY”, “TRY Lira”, or “TL”). Except as otherwise indicated, financial information presented in TRY has been rounded to the nearest million.
Transaction gains and losses arising from fluctuations in foreign currency exchange rates on transaction denominated in currencies other than the TRY are recognized in earnings as incurred.

2.     OTHER INCOME (EXPENSE), NET

The specific components of “Other income (expense), net” are as follows:

	Year Ended December 31
	2015	2014 (Unaudited)	2013 (Unaudited)
	(in millions TRY Lira)
Foreign currency exchange, net	2	(6)	51
Other	—	—	(2)
	2	(6)	49

3.     INVENTORIES, NET
Inventories are stated at the lower of cost or market. Cost is determined by the weighted average method at December 31, 2015 and 2014. Inventories are reduced by an allowance for excess and obsolete inventories based on management’s review of on-hand

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS - Continued

inventories compared to historical and estimated future sales and usage.
Inventories, net as of December 2015 and 2014 consist of the following:

	December 31
	2015	2014 (Unaudited)
	(in millions TRY Lira)
Raw materials	18	14
Work-in-process	9	3
Finished products	24	21
	51	38

4.     PROPERTY, PLANT AND EQUIPMENT, NET
Depreciation expense for the years ended December 31, 2015, 2014 and 2013 was TRY46 million, TRY45 million and TRY33 million, respectively.

The following table summarizes the components of Property, plant, and equipment, net as of December 31, 2015 and 2014:

		December 31
	Useful Life	2015	2014 (Unaudited)
		(in millions TRY Lira)
Land	—	13	9
Buildings and building improvements	10 - 40 years	95	59
Machinery and equipment	2 - 12 years	869	698
Furniture and fixtures	2 - 7 years	17	14
Construction in process	—	2	—
		996	780
Accumulated depreciation		(609)	(509)
		387	271
The Group does not lease property, plant and equipment.

5.     DEFINITE-LIVED INTANGIBLE ASSETS, NET

Definite-lived intangible assets as of December 31, 2015 and 2014 consist of the following:

	2015			2014 (Unaudited)
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount

	(in millions TRY Lira)
Developed technology	7	(5)	2	6	(4)	2

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS - Continued

6.     OTHER POSTEMPLOYMENT BENEFITS

	Other Postemployment
	Benefits
	2015	2014 (Unaudited)
	(in millions TRY Lira)
Change in benefit obligation:
Benefit obligation, beginning of year	13	8
Service cost	2	2
Interest cost	1	1
Benefits paid	(2)	(2)
Actuarial losses and changes in actuarial assumptions	6	4
Benefit obligation, end of year	20	13
Change in plan assets:
Fair value of plan assets, end of year	—	—
Funded status of the plan	(20)	(13)

Amounts recognized in the combined balance sheets:
Noncurrent liabilities	(20)	(13)

Amounts recognized in accumulated other comprehensive income, inclusive of tax impacts:
Net actuarial loss	(5)	(3)

Weighted-average assumptions used to determine the benefit obligation as of December 31:

	Other Postemployment
	Benefits
	2015	2014 (Unaudited)
Discount rate	9.8%	9.0%
Rate of compensation increase	5.0%	5.0%

Components of net periodic benefit cost (credit) for the years ended December 31:

	Other Postemployment Benefits
	2015	2014 (Unaudited)	2013 (Unaudited)
	(in millions TRY Lira)
Service cost	2	2	(1)
Interest cost	1	1	1
Net periodic cost	3	3	—
The Group has no health care or drug costs in the postemployment benefit plan.

7.     INCOME TAXES

Under the liability method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS - Continued

The corporate tax rate in Turkey on the profits for calendar years 2015, 2014 and 2013 is 20%. Taxable profits are calculated by modifying accounting income for certain exclusions and allowances for tax purposes from the profit disclosed in the statutory income. No other taxes are paid unless profits are distributed. In Turkey, no taxes are withheld from undistributed profits, profits added to share capital (bonus shares), and dividends paid to other resident companies. Profits distributed as dividends to individuals and non-resident companies are subject to withholding at the rate of 15%.
Tax losses that are reported in the Corporation Tax return can be carried forward and deducted from the corporation tax base for a maximum of five consecutive years. The Turkish Tax Procedural Law does not include a procedure for formally agreeing tax assessments. Tax returns must be filed within three and a half months of the year-end and may be subject to investigation, together with their underlying accounting records, by the tax authorities at any stage during the following five years.
The components of income before income taxes consist of the following:

	Year Ended December 31
	2015	2014 (Unaudited)	2013 (Unaudited)
	(in millions TRY Lira)
Turkey	148	140	167
Non-Turkey	—	—	—
Total	148	140	167
Significant components of income tax expense are as follows:

	Year Ended December 31
	2015	2014 (Unaudited)	2013 (Unaudited)
	(in millions TRY Lira)
Current:
Turkey	(20)	(12)	(9)
Non-Turkey	—	—	—
Total current	(20)	(12)	(9)
Deferred:
Turkey	10	(2)	2
Non-Turkey	—	—	—
Total deferred	10	(2)	2
	(10)	(14)	(7)

The reconciliation of income taxes computed by applying the corporate statutory tax rate in Turkey of 20% to income tax expense is as follows:

	Year Ended December 31
	2015	2014 (Unaudited)	2013 (Unaudited)
	(in millions TRY Lira)
Income tax (expense) benefit at Turkey statutory rate	(30)	(28)	(33)
Tax effect from:
Tax holidays, incentives and minimum tax	18	17	22
Other	2	(3)	4
Income tax expense	(10)	(14)	(7)

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS - Continued

Significant components of the Group’s deferred tax assets and liabilities are as follows:

	December 31
	2015	2014 (Unaudited)
	(in millions TRY Lira)
Deferred tax assets
Postemployment benefits	4	3
Deferred tax effect of tax incentives on capital expenditures	20	—
Other temporary differences	2	2
Total deferred tax assets	26	5

Deferred tax liabilities
Fixed assets	(32)	(21)
Total deferred tax liabilities	(32)	(21)
	(6)	(16)

8.     COMMITMENTS AND CONTINGENCIES

Commitments and contingencies as of December 31, 2015 and 2014 are as below:

	December 31
	2015	2014 (Unaudited)
	(in millions TRY Lira)
Bank letter of guarantees given to public institutions and customs	10	2
Letter of guarantees given for suppliers	—	3
	10	5

9.     PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets as of December 31, 2015 and 2014 consist of the following:

	December 31
	2015	2014 (Unaudited)
	(in millions TRY Lira)
Supplier advances	6	5
Value-added taxes	9	4
Income accruals	1	—
Other taxes and funds	—	6
Other	3	3
	19	18

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS - Continued

10.     OTHER CURRENT LIABILITIES

Other current liabilities as of December 31, 2015 and 2014 consist of the following:

	December 31
	2015	2014 (Unaudited)
	(in millions TRY Lira)
Accrued income taxes	8	—
Deferred income	8	11
Accrued compensation	—	4
Other	—	3
	16	18

11.     RELATED PARTY TRANSACTIONS

The entities listed below were formed and are controlled by Federal-Mogul Holdings Corporation or one of its subsidiaries. Federal-Mogul UK Investment Limited, a shareholder of FM Powertrain and FM Motorparts after January 1, 2015 and Federal-Mogul Piston Segman ve Gömlek Üretim Tesisleri A.S. prior to January 1, 2015, is also controlled by Federal-Mogul Holdings Corporation or one of its subsidiaries. Therefore, these entities represent affiliates of the Group and are related parties.
Receivables from related parties as of December 31, 2015 and 2014 are as follows:

	December 31
	2015	2014 (Unaudited)
	(in millions TRY Lira)
Federal-Mogul Holdings Corporation Affiliates	72	47

Payables to related parties as of December 31, 2015 and 2014 are as follows:

	December 31
	2015	2014 (Unaudited)
	(in millions TRY Lira)
Federal-Mogul Holdings Corporation Affiliates	12	4

Sales and other service income for the years ended December 31, 2015, 2014, and 2013 with related parties are as follows:

	December 31
	2015	2014 (Unaudited)	2013 (Unaudited)
	(in millions TRY Lira)
Federal-Mogul Holdings Corporation Affiliates	390	415	355

Sales to related parties mainly consist of revenue for finished goods sold to the Group companies in the ordinary course of business.

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS - Continued

Purchases for the years ended December 31, 2015, 2014, and 2013 from related parties are as follows:

	December 31
	2015	2014 (Unaudited)	2013 (Unaudited)
	(in millions TRY Lira)
Federal-Mogul Holdings Corporation Affiliates	133	117	84

Purchases from related parties mainly consist of raw materials purchased from the Group companies in the ordinary business.

12.     COMMON STOCK

Common stock
The shareholder structure of FM Powertrain and FM Motorparts comprising the combined share capital of the Group as of December 31, 2015 and the consolidated share capital as of December 31, 2014 are presented below (nominal values in millions of TRY Lira):

FM Powertrain	2015		2014 (Unaudited)
	Nominal value of authorized and paid-in share capital	% of ownership	Nominal value of authorized and paid-in share capital	% of ownership

Federal UK Investment Limited	39	50%	39	50%
Simed Yatırım Holding A.S.	38	49.99%	39	50%
M. Sinan Dereli	1	0.01%	—	—%
	78	100%	78	100%

FM Motorparts	2015		2014 (Unaudited)
	Nominal value of authorized and paid-in share capital	% of ownership	Nominal value of authorized and paid-in share capital	% of ownership

Federal UK Investment Limited	9	50.00%	9	50%
Simed Yatırım Holding A.S.	8	49.99%	8	50%
M. Sinan Dereli	—	0.01%	—	—%
	17	100%	17	100%
All ordinary shares rank equally with regard to the Group’s residual assets and there is no preferred stock issued by either of the Combined Entities.

13.     SUBSEQUENT EVENTS

No events have occurred after December 31, 2015, but before March 29, 2016, the date the financial statements were available to be issued.